Anheuser-Busch InBev nv/sa Brouwerijplein 1 3000 Leuven Belgium

T +32 16 27 61 11 F +32 16 50 61 11

www.ab-inbev.com

Mr. John Reynolds,

        Assistant Director,

                Securities and Exchange Commission,

                        Division of Corporation Finance,

                                 100 F Street, N.E.,

                                         Washington, D.C. 20549.

November 24, 2010

Re:	Anheuser-Busch InBev SA/NV Registration Statement on Form F-4
Filed on October 13, 2010 (File No. 333-169893)

Dear Mr. Reynolds:

Thank you for your letter of October 29, 2010, setting forth the Staff’s comments (the “Comments”) on the Registration Statement on Form F-4 (the “Form F-4”), filed by Anheuser-Busch InBev SA/NV (the “Company”) on October 13, 2010 relating to the registration of U.S.$1,250,000,000 principal amount of 7.20% Notes due 2014, U.S.$2,500,000,000 principal amount of 7.75% Notes due 2019, U.S.$1,250,000,000 principal amount of 8.20% Notes due 2039, U.S.$1,550,000,000 principal amount of 5.375% Notes due 2014, U.S.$1,000,000,000 principal amount of 6.875% Notes due 2019 and $450,000,000 principal amount of 8.000% Notes due 2039 (the “Exchange Notes”), which will be guaranteed by the Company and certain of its subsidiaries and issued by the Company’s wholly owned subsidiary Anheuser-Busch InBev Worldwide Inc. and are being offered to existing noteholders in exchange for substantially identical notes originally sold in exempt offerings in January 2009 and May 2009 (the “Outstanding Notes”). Reference is made to the Form F-4 with respect to certain capitalized terms used herein but not defined herein.

The Company has keyed its responses in this letter to the headings used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The Comments are set forth in bold-face type.

Mr. John Reynolds

*        *        *

1.	We note that you are registering the New Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

R:	The Company advises the Staff that it has enclosed with this letter a supplemental letter stating that it is registering the exchange offer in reliance on the Staff’s position contained in the relevant letters and including the relevant representations.

2.	We note the disclosure at the top of page 25 of the prospectus regarding the Guarantee of Brandbrew. Please provide us with a detailed analysis that supports your conclusion that the old and new notes are substantially identical.

R:	The Company advises the Staff supplementally that it believes that the terms of the Outstanding Notes and Exchange Notes are substantially identical because, as described in the Form F-4, the only substantive difference between the Outstanding Notes and Exchange Notes relates to the Guarantee of Brandbrew, which, under the New Indenture, the Company would have an additional conditional right to terminate Brandbrew as a guarantor. The Company notes that all of the other substantive terms of the Outstanding Notes and Exchange Notes, including the identity of the issuer and guarantors, interest rate, payment terms, maturity, redemption, events of default and other rights of holders are identical.

The Company believes that the Brandbrew Guarantee is itself immaterial to investors. The Company notes that Brandbrew’s contribution to the Company’s consolidated EBITDA accounted for less than 1% of the consolidated EBITDA, as defined, of $6.323 billion of the Company for the six month period ended 30 June 2010. Furthermore, Brandbrew’s assets were less than 5% of the consolidated gross assets of the Company as of 30 June 2010 and Brandbrew was the issuer of less than 5% of the consolidated indebtedness of the Company as of 30 June 2010.

Furthermore, the Company believes the additional conditional right to terminate Brandbrew’s Guarantee of the Exchange Notes under the New Indenture is insignificant. Under the Old Indenture, Brandbrew’s Guarantee of the Outstanding Notes has always been subject to a conditional termination right. The Brandbrew Guarantee could be terminated without obtaining consent from Holders of the Outstanding Notes in certain circumstances, including in connection with any refinancing of the Company’s senior bank credit facilities. For example, in the first half of 2010, when the Company replaced its 2008 Senior Facilities Agreement with its 2010 Senior Facilities Agreement, the Company did not include as obligors under the 2010 Senior Facilities Agreement a number of subsidiaries that had been obligors under the 2008 Senior Facilities Agreement. Shortly thereafter, the Company terminated the guarantees of such subsidiaries in favor of certain other outstanding debt, including the Outstanding Notes.

Mr. John Reynolds

Under the New Indenture, Brandbrew has an additional right to terminate its Guarantee if it determines that under the rules, regulations or interpretations of the SEC, it would be required to include its financial statements in any registration statement filed with the SEC with respect to securities or guarantees issued under the New Indenture or in periodic reports filed with or furnished to the SEC. This additional right was disclosed on the Form F-4. However, because the Company considers the Brandbrew Guarantee of the Outstanding Notes to be materially insignificant to investors and because Brandbrew already has the conditional right to terminate its Guarantee under the Old Indenture, the Company believes that the addition of this conditional right of termination under the New Indenture is insignificant. For this reason, the Company believes that its characterization of the Exchange Notes as being “substantially identical” to the Outstanding Notes is correct.

As a result, the Company believes that the standard identified by the Staff in the in the Exxon Capital and Morgan Stanley series of no-action letters, that the Exchange Notes are “substantially similar” to the Outstanding Notes, is met.

*        *        *

In connection with our responses to the Staff’s questions, the Company hereby acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds

Please do not hesitate to call me or George H. White of Sullivan & Cromwell LLP on (+44) 20 7959 8570 with any questions or comments concerning this response. Please acknowledge your receipt of this letter by stamping the additional copy of this letter furnished for that purpose and returning it to the person delivering this letter, who has been instructed to wait. Thank you.

Very truly yours,

/s/ John Blood

John Blood

V.P. Legal

Anheuser-Busch InBev SA/NV

Authorized Representative in the

    United States for Anheuser-Busch

    InBev A/NV

(enclosure)

cc:	Damon Colbert
David Link
(Securities and Exchange Commission)

Sabine Chalmers
Benoit Loore
Ann Randon
Alena Brenner
Nick Gerostathos
(Anheuser-Busch InBev SA/NV)

George H. White
John Horsfield-Bradbury
(Sullivan & Cromwell LLP)

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